Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

VOLUNTARY ANNOUNCEMENT

POSSIBLE SPIN-OFF GRAPHEX TECHNOLOGIIES, LLC

This announcement is made by the board of directors (the “Board”) of Graphex Group Limited (the “Company”) on a voluntary basis.

The Board is pleased to announce that the Company is considering a possible spin-off and separate listing of the shares of Graphex Technologies, LLC (“Graphex Technologies”), an indirect wholly-owned subsidiary of the Company, in the United States of America (“USA”) market (the “Possible Spin-off”) and the Company has engaged the services of New York City-based investment bank and financial advisory firm, Maxim Group LLC to provide financial advisory services in relation to the Possible Spin-off.

Graphex Technologies is a limited liability company incorporated in Delaware, USA and is engaged in mid-stream processing of natural graphite, specializing in the production of high-quality anode materials for use in Lithium-ion (Li-ion) batteries that are widely utilized in electric vehicles, consumer electronics, and renewable energy storage systems, in the North America.

As at the date of this announcement, the Possible Spin-off is at a preliminary stage and no application for the Possible Spin-off has been made and no final decision has been made as to how and when to proceed with the Possible Spin-off.

If the Possible Spin-off is proceeded with, it will be achieved by way of a spin-off in compliance with Practice Note 15 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and it may constitute notifiable transaction(s) of the Company under Chapter 14 of the Listing Rules. The Company will comply with the Listing Rules and make further announcements in connection with the Possible Spin-off as and when appropriate or required under the Listing Rules.

As of the date of this announcement, the Possible Spin-off is at a preliminary stage. Shareholders of the Company and potential investors should note that the implementation of the Possible Spin-off is subject to, amongst other things, market conditions and approvals from the relevant regulatory authorities. There is no assurance when the Possible Spin-off will take place, or if it will take place at all. Accordingly, shareholders of the Company and potential investors are reminded to exercise caution when dealing in the securities of the Company. Any person who is in doubt about his/her/its position or any action to be taken is recommended to consult his/her/its own professional adviser(s).

By Order of the Board

Graphex Group Limited

Lau Hing Tat Patrick

Chairman

Hong Kong, 20 June 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.